Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Cascade Acquisition Corp. on Amendment No. 1 to Form S-1 (File No. 333-249354) of our report dated August 31, 2020 except for Notes 5, 7 and 8 as to which the date is October 6, 2020 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Cascade Acquisition Corp. as of August 24, 2020 and for the period from August 14, 2020 (inception) through August 24, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 19, 2020